UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 19, 2018

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

MEDIA RELEASE • COMMUNIQUE AUX MEDIAS • MEDIENMITTEILUNG

Novartis appoints John Tsai Head of Global Drug Development and Chief Medical Officer

Basel, April 19, 2018 – Novartis announced today the appointment of John Tsai, M.D. as Head of Global Drug Development (GDD) and Chief Medical Officer. Dr. Tsai will join Novartis on May 1, 2018, and will be based in Basel, Switzerland. He will report to Vas Narasimhan, M.D., CEO of Novartis and will become a member of the Executive Committee of Novartis (ECN). He succeeds Dr. Narasimhan who became CEO of Novartis on February 1, 2018. Dr. Rob Kowalski, who led GDD ad interim since February 1, 2018, will resume his responsibilities as Head of Global Regulatory Affairs for GDD.

Dr. Tsai has been Chief Medical Officer and Senior Vice President of Global Medical at Amgen Inc., since May 2017 and oversees all clinical and medical functions across multiple sites worldwide. At Novartis, he will be responsible for advancing the company’s industry- leading pipeline of innovative medicines and biosimilars. Dr. Tsai will also lead the GDD organization’s ongoing transformation embracing the power of advanced data sciences and digital technologies to create a more agile model for drug development.

“I am delighted to welcome John to Novartis,” said Dr. Narasimhan. “As we continue to reimagine drug development, his expertise across multiple therapeutic areas, including cardiovascular, oncology and neuroscience combined with his background in electrical engineering will be a source of great strength for Novartis. John has a great track record in nurturing talent across clinical development, medical affairs and development operations and shares our commitment to build an empowered and inspired organization. I also want to express my sincere gratitude to Rob Kowalski for his excellent ad interim leadership of the GDD organization.”

Dr. Tsai said: “I feel honored to have the opportunity to lead the Novartis Global Drug Development organization and do my part in bringing forward the company’s strong pipeline of medicines that address some of humanity’s biggest health challenges. I am also excited to work with my colleagues at Novartis to pioneer novel paradigms for drug development with data and digital technologies at the core.”

Prior to joining Amgen, Dr. Tsai spent eleven years with Bristol-Myers Squibb (BMS), where he served as Global Head of Clinical Development for marketed products and global clinical operations. He also played a leadership role in advancing the company’s late-stage pipeline across multiple therapeutic areas including cardiovascular, oncology and neuroscience. As the company’s Chief Medical Officer, Europe and prior to that, as Head of U.S. Medical and Vice President of Cardiovascular Medical, Dr.Tsai played a critical role in driving multiple transformation initiatives within the development and medical organizations. Before joining BMS, he was a cardiovascular group leader at Pfizer where he led the strategy development and execution of over 26 pivotal trials for a major cardiovascular medicine. He started his career at GE as an electrical engineer before returning to school to study medicine.

Dr. Tsai holds a medical degree from the University of Louisville School of Medicine and a Bachelor of Science in Electrical Engineering from Washington University in St. Louis. He completed his residency at Kaiser Permanente in San Francisco, California, where he then served as a physician in internal medicine, Chief Resident and as a member of the hospital’s faculty.

Disclaimer

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as “will,” “pipeline,” “ongoing,” “to create,” “continue,” “commitment,” “opportunity,” “excited,” “to pioneer,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products express or regarding potential future sales or earnings of the Novartis Group. You should not place undue reliance on these statements. Such forward looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward looking statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Nor can there be any guarantee Novartis will be commercially successful in the future, or achieve any particular financial results. In particular, our expectations could be affected by, among other things: regulatory actions or delays or government regulation generally; the potential that the strategic benefits, synergies or opportunities expected from the significant reorganizations of recent years may not be realized or may take longer to realize than expected; the uncertainties inherent in the research and development of new healthcare products; our ability to obtain or maintain proprietary intellectual property protection on key products; safety, quality or manufacturing issues; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures; uncertainties regarding actual or potential legal proceedings; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic and biosimilar pharmaceuticals and eye care. Novartis has leading positions globally in each of these areas. In 2017, the Group achieved net sales of USD 49.1 billion, while R&D throughout the Group amounted to approximately USD 9.0 billion. Novartis Group companies employ approximately 124,000 full-time-equivalent associates. Novartis products are sold in approximately 155 countries around the world. For more information, please visit http://www.novartis.com.

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Eric Althoff	Hannah Miller
Novartis Global Media Relations	Novartis Global Drug Development Communications
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: April 19, 2018	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting